Endeavour Silver Infill Drilling Confirms High Grade, Gold-Silver Mineralization at Terronera Property in Jalisco State, Mexico

VANCOUVER, BC -- (Marketwired - September 22, 2015) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces that infill drilling on the Terronera property in Jalisco State, Mexico continues to define high grade, silver-gold mineralization within the Terronera vein system. The main mineralized zone extends over 1,400 metres (m) in length, and is still open along strike to the southeast and down dip.

Recent drilling highlights are summarized in the table below and include 508 grams per tonne (gpt) silver and 3.25 gpt gold (735 gpt silver equivalent (AgEq)) over 8.2 metres (m) true width, or 21.4 ounces per ton (opT) AgEq over 26.9 feet (ft), including 6,600 gpt silver and 22.10 gpt gold (8,147 gpt AgEq) over 0.23 m true width, or 237.5 opT AgEq over 0.8 ft in hole TR18-5.

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                            From   True Width    Au        Ag       AgEq
   Hole      Structure       (m)       (m)      (gpt)     (gpt)     (gpt)
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  TR13-5     Terronera     258.90     11.87     1.76       81        205
                         --------------------------------------------------
             Including     260.45     0.16      0.51       501       537
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  TR14-6     Terronera      88.45     1.55      0.20       256       269
                         --------------------------------------------------
             Including      90.15     0.27      0.53       785       822
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  TR15-4     Terronera     109.25     1.76      0.15       88        98
                         --------------------------------------------------
             Including     109.25     0.11      0.74       581       633
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  TR15-5     Terronera     235.30     10.78     1.75       44        167
                         --------------------------------------------------
            Terronera HG   248.65     3.51      3.04       62        275
                         --------------------------------------------------
             Including     250.80     0.33      5.82       56        463
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  TR17-4     Terronera     167.30     6.83      1.80       62        188
                         --------------------------------------------------
             Including     168.05     0.34      8.57       153       753
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  TR18-3    Hw Terronera   118.65     2.99      0.94       319       385
                         --------------------------------------------------
             Including     119.15     0.33      1.43      1,310     1,410
                         --------------------------------------------------
             Terronera     137.35     4.98      1.53       76        183
                         --------------------------------------------------
             Including     142.30     0.57      5.84       222       631
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  TR18-4     Terronera     168.65     6.18      2.73       94        285
                         --------------------------------------------------
             Including     169.85     0.38      5.82       306       713
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  TR18-5     Terronera     198.30     8.16      3.25       508       735
                         --------------------------------------------------
             Including     201.55     0.23      22.10     6,600     8,147
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  TR21-2    Hw Terronera    53.45     2.58      6.69       81        549
                         --------------------------------------------------
             Including      54.90     0.11      26.70      309      2,178
                         --------------------------------------------------
             Terronera     111.10     6.39      4.75       137       469
                         --------------------------------------------------
             Including     115.90     0.40      18.65      238      1,544
                         --------------------------------------------------
           Terronera Vein
                (Fw)       123.10     1.84      6.38       164       610
                         --------------------------------------------------
             Including     125.55     0.20      25.80      845      2,651
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  TR21-3    Hw Terronera   157.05     4.91      2.82       61        258
                         --------------------------------------------------
             Including     158.00     0.49      9.89       154       846
                         --------------------------------------------------
           Terronera Vein  181.45     5.17      5.93       179       595
                         --------------------------------------------------
             Including     185.00     0.40      16.75      339      1,512
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  TR21-4    Hw Terronera   183.55     2.16      2.85       67        267
                         --------------------------------------------------
             Including     186.30     0.21      1.92       101       235
                         --------------------------------------------------
            Hw Terronera   188.85     1.63      0.79       65        120
                         --------------------------------------------------
             Including     190.60     0.39      1.66       159       275
                         --------------------------------------------------
             Terronera     210.15     1.70      18.13      490      1,759
                         --------------------------------------------------
             Including     210.95     0.30      36.50      909      3,464
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  TR22-4    Hw Terronera    96.10     3.52      4.20       90        384
                         --------------------------------------------------
             Including      96.10     0.66      7.59       121       652
                         --------------------------------------------------
             Terronera     117.50     8.68      1.69       156       274
                         --------------------------------------------------
             Including     127.25     0.70      1.67       775       892
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  TR23-3    Hw Terronera    97.10     1.82      2.37       64        230
                         --------------------------------------------------
             Including      98.35     0.81      3.72       99        359
                         --------------------------------------------------
             Terronera     113.00     11.26     2.44       401       572
                         --------------------------------------------------
             Including     125.35     0.48      7.68      4,770     5,308
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Silver equivalents are calculated at a ratio of 70:1 silver:gold.

Luis Castro, Vice President of Exploration, commented, "These infill drill results confirm the robust continuity, thickness and grade of the silver-gold mineralization in the Terronera vein system. In several holes, drilling intersected economic mineralization within two parallel zones where the main vein splits in two to form the hangingwall vein. Drilling is now on a break but we recently received exploration permits to continue drilling, so our next phase will target along strike to the southeast along the Terronera vein, as well as on other parallel veins that have never been drilled."

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour Silver -- Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted 10 consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Contact Information
For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com